FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        ___April __________________

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F                      Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 2, 2007

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780
April 2, 2007	NEWS RELEASE 07-04	MAE - TSX MNG-AMEX

Miramar Announces 2006 Year End Results

Year End Financial Results Show Healthy Financial Position

VANCOUVER -- Miramar Mining Corporation (MAE-TSX, MNG–AMEX) today announced its consolidated 2006 annual financial results reporting a loss of $2.0 million for the year. The Company ended 2006 with consolidated working capital of $143.7 million, which includes cash and short term investments of $149.8 million.

“2006 was one of the most successful in Company history. Doris North permitting progressed positively through the environmental assessment phase and we anticipate, depending upon timely receipt of all licences and permits, that the project will commence production in late 2008. Two opportunities for large scale production to follow Doris North were identified and the 2006 programs, which were the largest to-date on the belt, continued to demonstrate the potential of these opportunities. We also completed two major equity financings during the year, allowing us to end 2006 in a very strong cash position and with no long-term debt” said Tony Walsh, Miramar’s President and CEO.

The Company is now incorporating the results of the 2006 work into a Preliminary Assessment (“PA”). The PA will identify the best option for production after Doris North and contemplates either a 6,000 tonne per day underground operation or a 16,000 tonne per day open pit operation. Both options rely on a single processing facility at Madrid and incorporate ore from the Madrid, Boston and Doris deposits. The PA will assist management and the Board of Directors in identifying the option that offers the best return for Miramar shareholders. The decision as to which option has been selected is expected to be announced the second quarter of 2007.

An updated Feasibility Study for the Doris North project will also be completed and released in the second quarter of 2007. The initial study was done in 2003 was based on lower commodity and gold prices. As a result of higher prices for commodities and materials and changes contemplated to the plant design, the Company expects that the capital requirements for Doris North will have increased. Higher current gold prices are expected to more than offset these increases allowing the project to continue to generate robust economics.

The 2007 work program at Hope Bay has begun; the programs include 72,000 meters of drilling to be completed during the year for a cost of $31 million. It is anticipated that the first drill results will be available by the end of April.

The Company intends to release the 2006 resource calculation by mid-April.

Financial Results

For the year ended December 31, 2006, the Company reported a consolidated net loss of $2.0 million or $0.01 per share compared to a loss of $11.0 million of $0.07 per share in 2005. The losses reported in 2005 and 2006 include adjustments of $3.4 million and $8.1 million respectively to increase the asset retirement obligation for the Con Mine.

Interest and other income totalled $9.1 million in 2006 compared to $2.0 million in 2005. Interest income was higher in 2006 by $3.7 million largely due to higher cash balances following the equity financings completed in 2006 as well as higher realized interest rates. Other income in 2006 includes the net proceeds from the sale of assets including a final cash payment of $2.0 million relating to the assignment of the Back River option agreement to Dundee Precious Metals and a gain of $2.0 million on the sale of shares in Sherwood Copper Corporation and American Gold Capital Corporation. Also included in the 2006 results is the effect of the future tax rate changes which were approved in June 2006 by the Canadian Federal government. These changes reduced the Company’s estimated income tax rate from 34.1% to 31.0% for future income taxes thereby reducing the future tax liability by $2.5 million.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls the Hope Bay project, one of the largest, high-grade undeveloped gold deposits in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar’s goal is to build an intermediate gold production profile by maximizing the development potential of the substantial gold resources defined on the Hope Bay belt while continuing to increase the total gold resources on the belt through the expansion of the known deposits and discoveries of new ones.

Any proposal to extend and expand mining operations at Hope Bay would be subject to successful completion of additional drilling, economic studies and permitting procedures.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to permitting, exploration activities and the expected results thereof, and the production potential at the Hope Bay project and the expected results of this work, the Company’s goals to develop the Hope Bay property and its expenditures concerning reclamation activities and costs at the Con Mine are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations uncertainties as to the timing, results and costs of reclamation activities at the Con Mine and possible need to secure the remediation plan in the light of future development and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Anthony P. Walsh

President & CEO

Miramar Mining Corporation

Tel: (604) 985-2572 Fax: (604) 980-0731

Toll Free: 1-800-663-8780

Email: info@miramarmining.com